# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polyrizon Ltd., CIK 0001893645
CUSIP: M79549115
Title of class of securities: Ordinary Shares, with no par value
Address of issuer's principal executive offices: 5 Ha-Tidhar Street,, Raanana, Israel (L3), 4366507
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002059010

## Reporting persons
- Tomer Izraeli: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 229,252; shared voting power 0; sole dispositive power 229,252; shared dispositive power 0; aggregate amount beneficially owned 229,252 (5.46% of the class)
  Comment: Consists of (i) 118,691 ordinary shares, with no par value (the "Ordinary Shares"); and (ii) options to purchase 110,561 Ordinary Shares that are currently exercisable or will be exercisable within 60 days after the date hereof. Based on 4,194,445 Ordinary Shares issued and outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Polyrizon Ltd.
Address of issuer's principal executive offices: 5 Ha-Tidhar Street, Raanana, 4366507, Israel

## Item 2. Person Filing
Name of person filing: Tomer Izraeli, Chief Executive Officer
Address of principal business office or, if none, residence: 5 Ha-Tidhar Street, Raanana, 4366507, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tomer Izraeli: /s/ Tomer Izraeli, Tomer Izraeli (03/05/2025)